
                                                   AJAY SPORTS, INC. AND SUBSIDIARIES
                                                       Consolidated Balance Sheets
                                                     as of December 31, 1998 and 1997
                                                   (in thousands, except share amounts)

ASSETS                                                                          December 31,                  December 31,
                                                                                    1998                          1997
                                                                               ----------------              ---------------
Current assets:
     Cash                                                                    $               6             $            234
     Marketable  securities                                                                396                            -
     Accounts receivable, net of allowance of $95 and $243,
         respectively                                                                    1,889                        5,060
     Inventories                                                                         5,680                        6,398
     Prepaid expenses and other                                                            485                          304
     Deferred tax benefit                                                                    -                          363
                                                                               ----------------
                                                                               ----------------              ---------------

            Total current assets                                                         8,456                       12,359

Fixed assets, net                                                                        1,708                        1,723
Other assets                                                                               179                          106
Deferred tax benefit                                                                     1,119                          756
Goodwill                                                                                 1,621                        1,670
                                                                               ----------------              ---------------

            Total assets                                                     $          13,083             $         16,614
                                                                               ================              ===============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
     Notes payable to affiliates                                             $               -             $            160    $
     Notes payable to banks                                                                195                          107
     Current portion of capital lease                                                        4                            4
     Accounts payable                                                                    2,225                        3,204
     Accrued expenses                                                                      380                          684
                                                                               ----------------              ---------------

            Total current liabilities                                                    2,804                        4,159

Notes payable to affiliates  -  long term                                                1,587                        4,212
Notes payable to banks - long term                                                       5,951                        9,017
Commitments and contingencies                                                                -                            -
                                                                               ----------------              ---------------
                                                                                        10,342                       17,388
                                                                               ----------------              ---------------
Stockholders' equity (deficit):
     Preferred stock - 10,000,000 shares authorized
         Series B, $0.01 par value, 12,500
            shares outstanding at liquidation value                                      1,250                        1,250
         Series C, $10.00 par value, 264,177 and 296,170 shares
            outstanding, respectively at stated value                                    2,642                        2,962
           Series D, $0.01 par value, 6,000,000 shares                                      60                            -
     Common stock, $0.01 par value, 100,000,000 shares authorized,
         3,956,815 and 3,879,007 shares outstanding, respectively                           40                          233
     Additional paid-in capital                                                         14,762                        9,313
     Accumulated deficit                                                               (16,006)                     (14,532)
     Accumulated unrealized losses on securities                                            (7)                           -
                                                                               ----------------              ---------------

            Total stockholders' equity (deficit)                                         2,741                         (774)
                                                                               ----------------              ---------------

Total liabilities and stockholders' equity                                   $          13,083             $         16,614
                                                                               ================              ===============

                           The accompanying notes are an integral part of the consolidated financial statements.

                                       F-2



                                                            AJAY SPORTS, INC. AND SUBSIDIARIES
                                                           Consolidated Statements of Operations
                                                   for the years ended December 31, 1998, 1997 and 1996
                                                        (in thousands, except per share amounts)

                                                                                          Year Ended
                                                               -----------------------------------------------------------------
                                                                December 31,             December 31,            December 31,
                                                                    1998                     1997                    1996
                                                               ----------------         ---------------         ----------------
Operating data:
     Net sales                                               $          22,925        $         30,330        $          24,341
     Cost of sales                                                      19,477                  26,585                   20,759
                                                               ----------------         ---------------         ----------------
         Gross profit                                                    3,448                   3,745                    3,582
     Selling, general and administrative expenses                        3,868                   5,837                    5,067
                                                               ----------------         ---------------         ----------------

     Operating income (loss)                                              (420)                 (2,092)                  (1,485)
                                                               ----------------         ---------------         ----------------

Nonoperating income (expense):
     Interest expense  -  affiliates                                      (337)                   (194)                     (60)
     Interest expense   -   non-affiliates                                (802)                 (1,086)                  (1,043)
     Other, net                                                             84                    (144)                     (38)
                                                               ----------------         ---------------         ----------------

     Total non operating expense                                        (1,055)                 (1,424)                  (1,141)
                                                               ----------------         ---------------         ----------------

Income (loss) before income taxes                                       (1,475)                 (3,516)                  (2,626)

Income tax expense (benefit)                                                 -                       -                     (893)
                                                               ----------------         ---------------         ----------------

Net loss                                                     $          (1,475)       $         (3,516)       $          (1,733)
                                                               ================         ===============         ================

Basic and diluted earnings per share  (a)                    $           (0.47)       $          (1.01)       $           (0.55)
                                                               ================         ===============         ================

Weighted average common shares
     outstanding  (b)                                                    3,909                   3,879                    3,874
                                                               ================         ================        ================




     Net loss as reported above                                         (1,475)                 (3,516)                  (1,733)
     Undeclared cumulative preferred dividends                            (380)                   (396)                    (396)
                                                               ----------------         ---------------         ----------------

     Loss applicable to common stock                         $          (1,855)       $         (3,912)       $          (2,129)
                                                               ================         ===============         ================



     (a)     Computed  by  dividing   net  loss  after   deducting   undeclared,
             cumulative  preferred  stock  dividends,  by the  weighted  average number of common shares outstanding.

     (b) Current and prior years restated to reflect result of reverse 1:6 common stock split effective August 14, 1998.





                     The  accompanying   notes  are  an  integral  part  of  the
                     consolidated financial statements.

                                                                             F-3



                                                                    AJAY SPORTS, INC. AND SUBSIDIARIES
                                                  Consolidated Statements of  Stockholders' Equity  for the years  ended
                                                    December 31, 1998,  1997 and 1996 (in  thousands,  except shares)


                                      Total
                                   Preferred Stock           Common Stock        Add'l Paid-in  Accum     Unrealized   Stockholders'
                                 ---------------------  -----------------------
                                   Shares     Amount      Shares       Amount      Capital     (Deficit) Loss on Secs  Equity
                                 ----------- ---------  ------------  ---------  ------------  --------  ------------- -------------
Balances at January 1, 1996         326,290     4,388     3,889,625 $      234 $       9,123 $  (8,981)$            -  $     4,764

Common shares received as an
   acquisition incentive adjustment        -      -         (58,334)        (3)            4         -              -            -

Preferred stock converted into
  common stock                      (17,620)     (176)       42,716          2           174         -              -            -

Stock  option  exercise                    -      -           5,000           -           12         -              -           12

Dividends                                  -      -          -                -            -      (301)             -         (301)

Net  loss                                  -      -          -                -            -    (1,733)             -       (1,733)
                                 ----------- ---------  ------------  ---------  ------------  --------  --------------  -----------

Balances at December 31, 1996       308,670     4,212     3,879,007        233         9,313   (11,015)             -        2,743

Net loss                                  -       -          -                -            -    (3,516)             -       (3,516)
                                 ----------- ---------  ------------  ---------  ------------  --------  --------------  -----------

Balances at December 31, 1997       308,670     4,212     3,879,007        233         9,313   (14,531)             -         (773)

Common stock reverse 1:6 split            -       -             250       (194)          194         -              -            -

Other adjustments                         -       -          -                -           (4)        -              -           (4)

Preferred stock converted  into
common stock                        (31,993)     (320)       77,558          1           319         -              -            -

Debt  converted  into
preferred  stock                  6,000,000        60             -           -        4,940         -              -        5,000

COMPREHENSIVE INCOME

Net loss                                  -       -               -           -            -    (1,475)             -       (1,475)

Unrealized loss on securities             -       -               -           -            -         -             (7)          (7)
                                 ----------- ---------  ------------  ---------  ------------  --------  --------------  -----------

Balances at December 31, 1998     6,276,677  $  3,952     3,956,815  $      40   $    14,762  $ 16,006)  $         (7)  $    2,741
                                 =========== =========  ============  =========  ============  ========  ==============  ===========













                      The accompanying notes are an integral part of the consolidated financial statements.

                                                    F-4





                                                    AJAY SPORTS, INC. AND SUBSIDIARIES
                                                   Consolidated Statements of Cash Flows
                                             for the years ended December 31, 1998, 1997 and 1996
                                                                (in thousands)


                                                                                  1998            1997            1996
                                                                               ------------    ------------   -------------
Cash flows from operating activities:

     Net loss                                                                $      (1,475)  $      (3,516) $       (1,733)
     Adjustments to reconcile to net cash flows from operating
         activities:
     Loss on sale of assets                                                              -              42               6
     Depreciation and amortization                                                     381             358             366
     (Increase) in investments                                                        (396)              -               -
     (Increase) decrease in accounts receivable, net                                 3,171             214             (78)
     Decrease in inventories                                                           718           1,559             952
     (Increase) in deferred tax benefits                                                 -               -            (911)
     (Increase) decrease in prepaid expenses                                          (181)             58               3
     (Increase) decrease in other assets                                               (75)            202             (84)
     Increase in accounts payable                                                     (979)             97             945
     Increase (decrease) in accrued expenses                                          (303)            186             (64)
                                                                               ------------    ------------   -------------

         Net cash provided by (used in) operating activities                           861            (800)           (598)
                                                                               ------------    ------------   -------------

Cash flows from investing activities:

     Acquisitions of property plant and equipment                                     (319)           (250)           (276)
     Goodwill associated with acquisitions                                               -               -            (387)
     Disposal of equipment                                                               -               -             (29)
                                                                               ------------    ------------   -------------

         Net cash (used in) investing activities                                      (319)           (250)           (692)
                                                                               ------------    ------------   -------------

Cash flows from financing activities:

     Net increase in advances from affiliates                                        2,215           3,487             885
     Net increase (decrease) in bank notes payable                                  (2,978)         (2,193)            396
     Dividends paid                                                                      -             (74)           (301)
     Unrealized losses from securities                                                  (7)              -               -
     Stock options exercised                                                             -               -              12
                                                                               ------------    ------------   -------------

         Net cash provided by (used in) financing activities                          (770)          1,220             992
                                                                               ------------    ------------   -------------

Net increase (decrease) in cash                                                       (228)            170            (298)

Cash at beginning of period                                                            234              64             362
                                                                               ------------    ------------   -------------

Cash at end of period                                                        $           6   $         234  $           64
                                                                               ============    ============   =============


Supplemental schedule of non-cash financing activities:

   The Company issued 6,000,000 shares of preferred stock
   series D upon the conversion of $5,000,000 of long-term
   debt owed to affiliates during 1998.   (See Note 12)


                        The accompanying notes are an integral part of the consolidated financial statements.

                                      F -5


                       AJAY SPORTS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





   1.    SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------

         BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Ajay Sports, Inc. ("Sports") and its wholly-owned operating company subsidiaries, Ajay Leisure Products, Inc. ("Ajay"), Leisure Life, Inc.("Leisure"), and Palm Springs Golf, Inc. ("Palm Springs"), collectively referred to herein as the "Company". The inventories and fixed assets purchased from Korex Corporation on October 2, 1995 have been merged with Ajay Leisure Products, Inc. All significant intercompany balances and transactions hav e been eliminated.

         INVENTORIES - Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method.

         FIXED ASSETS - Fixed assets are stated at cost, less accumulated depreciation of $1,329,000 and $1,026,000 as of December 31, 1998 and 1997 respectively. Fixed assets of the Company consist primarily of machinery and equipment, office equipment, and a building. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to thirty-nine years.

         GOODWILL - The Company has recorded goodwill as a result of the 1995 acquisitions of Palm Springs and Korex. The goodwill is being amortized over forty years. Amortization expense related to the goodwill was $44,000 for the year ended December 31, 1998. As of each annual year-end date, management assesses whether there has been an impairment in the carrying value of goodwill. This assessment involves comparing the unamortized goodwill carrying value with undiscounted cumulative estimated future cash flows expected to be derived from utilization of the intangibles underlying the related goodwill. To the extent that undiscounted cumulative cashflow is expected to exceed the carrying value of goodwill, the asset is considered to be unimpaired.

         OTHER  ASSETS - Other  assets at December  31, 1998 and 1997 consist of
         patents  and   trademarks   held  and  applied  for  by  Leisure,   and
         additionally, at December 31, 1998 a lawsuit judgment.

         PRODUCT LIABILITY AND WARRANTY COSTS - Product liability exposure is insured with insurance premiums provided during the year. Product warranty costs are based on experience and attempt to match such costs with the related product sales.

         REVENUE RECOGNITION - The Company recognizes revenue when goods are shipped.

         INCOME TAXES - Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, using enacted statutory rates applicable to future years.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


         COMMON STOCK - The Company reverse split its common stock in a 1-for-6 ratio effective with commencement of trading on August 14, 1998. As a result of this transaction, all historic data in the financial statements which reference common shares, options, earnings per share or preferred conversion ratios have been restated to reflect this split as if it preceded all prior reporting. Historic actual common shares outstanding at December 31, 1997 were 23,274,039 and were restated to 3,879,007 in this report.

   2.    RELATED PARTY TRANSACTIONS
         --------------------------

         The Company's related parties include the following:

         First Equity Corporation ("First Equity") - First Equity is owned by a family member of the president, chief executive officer, and chairman of the Company. First Equity held, at December 31, 1997, demand notes in the amount of $748,000 as a result of loans made to the company in 1996 and 1997. These notes were assumed by Williams in the financial restructuring in 1998.

         Enercorp, Inc. ("Enercorp") - is a business development company engaged in the business of investing in and providing managerial assistance to developing companies. The Company's president, chief executive officer, chairman and principal shareholder is a significant shareholder in Enercorp. Enercorp holds 310,787 common shares acquired in 1994 and 1995 and 2,000 shares of series C preferred stock. Enercorp held at December 31, 1997, demand notes in the amount of $200,000 as a result of loans made to the Company. These notes were assumed by Williams in the financial restructuring in 1998.

         Williams Controls, Inc. ("Williams") - Williams has the same chairman as the Company, which individual is a major shareholder of each company. Williams owns 686,275 shares of the Company's common stock, 1,851,813 common stock options and 6,000,000 shares of Series D cumulative convertible preferred stock as of December 31, 1998.

         During 1996 and 1997 the Company paid Williams 0.50% per annum of the outstanding revolving loan balances in consideration for providing its guarantee of a revolving loan from U. S. Bank. Fees totaled $39,750 and $60,411 for the years ended December 31, 1997 and 1996 respectively.
         From July 11, 1997 through June 30, 1998 the Company and Williams shared a joint and several loan obligation. On June 30, 1998, the Company restructured its credit facility with Wells Fargo Bank, N.A. ("Wells") to separate its credit facility from that of Williams. As a result of this transaction, the Company will no longer have joint and several liability, cross collateral agreements or guarantees with Williams.

         In connection with the restructuring of the Wells credit facility, the Company was advanced $2,000,000 additional funds by Williams in the form of a long term note and marketable securities and Williams converted $5,000,000 of Company debt into a newly created series D cumulative convertible preferred stock.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


      The Company's interest expense paid to Williams was $346,000 and $194,450 for the years ended December 31, 1998 and 1997 respectively. (See Note 4).


      During 1997 and 1996 the Company borrowed from related and affiliated parties until it obtained bank financing in mid 1997. As of December 31, 1997, the Company owed $4,372,000 to related and affiliated parties at interest rates ranging from 9.0% to 9.5%. These notes were converted to preferred stock in 1998. (See Note 4).

3.    INVENTORIES
      -----------

      Inventories consist of the following (in thousands):


                                           December 31,
                                        ------------------
                                        1998          1997
                                       ------        ------
         Raw materials                 $1,493        $1,499
         Work-in-progress               1,052         1,026
         Finished goods                 3,135         3,873
                                       ------        ------

         Total                         $5,680        $6,398
                                       ======        ======

4.    DEBT
      ----
      On December 31, 1998 the Company's total debt was $7,724,000 owed to banks and Williams. This compares to $13,479,000 for December 31, 1997 which was owed banks, Williams and other affiliates. From July 11, 1997 until June 30, 1998 the Company shared in a combined credit agreement with Williams (the "Joint Loan"). As of June 30, 1998 the Company restructured its credit facility with Wells to separate from the joint and several credit facility with Williams. This new credit facility eliminates cross collateral and guarantee agreements involving the Company and Williams. The revolving loan facility allows the Company to borrow up to the lesser of $9,500,000 or the Borrowing Base. The Borrowing Base consists of a formula including certain eligible receivables, inventories and letters of credit at rates established by Wells. The present credit agreement matures June 30, 2001.

      The proceeds from the Joint Loan were used to repay the Company's and Williams then outstanding loans from the previous lender, U. S. Bank, except for a bridge loan in the total amount of $2,140,000 to the Company by U. S. Bank. This bridge loan is to be repaid from the sale of assets and/or excess cash flows of Williams and/or the Company, and is guaranteed up to $1,000,000 by the Company's president. The balance owed on this bridge loan at December 31, 1998 is $1,985,000. In connection with the 1998 credit facility restructuring, the Company was advanced $2,000,000 of additional funds by Williams and Williams converted $5,000,000 of company debt into preferred stock.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


      The Company's Bank borrowings consisted of the following:


      ($000)
                                                     December 31,
                                             -------------------------
      Revolving credit facility:             1998                1997
                                             ------              ------
        Balance                            $  3,467           $  6,017
        Interest rate                          8.75%               9.0%
        Unused amount of facility          $    350           $     96
        Average amount outstanding
        during the period                  $  4,997           $  6,091

        Weighted average interest rate          9.1%               9.0%
        Maximum amount outstanding
        during the period                  $  6,771           $  7,218

      Outstanding commercial letters of credit totaled approximately $60,000 and $526,000 at December 31, 1998 and 1997 respectively.

      Other December 31, 1998 debt consisted of $1,587,000 from related and affiliated parties, a $488,000 machinery and equipment term loan with Wells Fargo, the $1,985,000 (bridge) term loan with U. S. Bank and a $197,000 real estate loan.

      Debt payments are as scheduled ($000):

                       1999              $   216
                       2000                1,954
                       2001                 5,554  (Term Loans & Revolver)
                       2002                    0
                       2003                    0
                       2004 and thereafter     0

      The seasonal nature of the Company's sales creates fluctuating demands on its cash flow, due to the temporary build-up of inventories in anticipation of, and receivables subsequent to, the peak seasonal period which historically has been from February through May of each year. The Company has relied and continues to rely heavily on its revolving credit facility for its working capital requirements.


5.    INCOME TAXES
      ------------
      As discussed in Note 2, the Company adopted SFAS No. 109 at the beginning of 1992. There was no cumulative effect of this accounting change and its adoption had no impact on 1992 net income.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


      The actual income tax expense (benefit) differs from the statutory income tax expense (benefit) as follows (in thousands):


                                          Year Ended December 31,
                                        -------------------------
                                        1998       1997       1996
                                        -----      -----      -----
      Statutory tax expense
        (benefit) at 34%               $(502)    $(1,195)    $ (893)
      Utilization of net
        operating loss
        carry forward                      -           -          -
      Loss producing no current
        tax benefit                      502       1,195        893
                                       ------    -------     -------
                                       $   -     $     -      $   -
                                       ======    =======     =======

      The components of the net deferred tax asset/liability were as follows (in thousands):

                                                   December 31,
                                                 ---------------
                                                 1998       1997
                                                 -----      -----
      Deferred tax assets:
        Accrued expenses                        $   45     $   42
        Reserves                                   151        329
        NOL carryforwards                        4,766      4,072

        Sub total                               $4,962     $4,443

      Deferred tax liability,
        principally depreciation and amortization  (99)       (97)
        Valuation allowance                     (3,744)    (3,227)
                                                -------    -------

         Net                                    $1,119      $1,119
                                                =======    ========

      The Company has assessed its past earnings history and trends, sales backlog, budgeted sales, and expiration dates of carryforwards and has determined that it is more likely than not that $1,119,000 of deferred tax assets will be realized. The remaining valuation allowance of $3,744,000 is maintained on deferred tax assets which the Company has not determined to be more likely than not realizable at this time. The Company will continue to review this valuation allowance on a quarterly basis and make adjustments as appropriate.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



The Company had net operating loss carry forwards for Federal tax purposes of approximately $14,018,000 at December 31, 1998, which expire in varying amounts in the years 2006 through 2018. Operating loss carry forwards totaling $1,144,000, $4,270,000, $2,139,000 and $727,000 are available to offset future state taxable income of Sports, Ajay, Leisure Life and Palm Springs Golf respectively, which expire in varying amounts in the years 2006 through 2018. Future changes in ownership, as defined by section 382 of the Internal Revenue Code, could limit the amount of net operating loss carryforwards used in any one year.

6.    STOCKHOLDERS' EQUITY
      --------------------

      (a)   Preferred Stock

            In October 1994 the Company created its Series B 8% cumulative convertible preferred stock and allowed for its exchange, on a share-for-share basis, with the Company's Series A preferred stock. The holder exchanged 29,500 shares of Series A preferred stock for 29,500 shares of the newly issued Series B preferred stock and immediately converted 17,000 shares of its Series B preferred stock for 5,040,000 (840,000 post split) shares of the common stock of the Company, as the Series B preferred stock allowed for a conversion rate of 1 share of Series B preferred stock for 294.12 shares of the Company's common stock. In November 1997, the conversion rate on the remaining 12,500 Series B shares was revised to 555.56 and after the 1:6 reverse common stock split of August 14, 1998 the conversion rate as of December 31, 1998 is 92.5926.

            In July 1995 the Company sold 325,000 shares of Series C 10% cumulative convertible preferred stock and 325,000 warrants in a registered public offering. The Series C preferred stock is convertible into shares of the Company's common stock at a conversion rate of 2.42424 common shares for each share of preferred stock. Cumulative dividends are payable on the Series C preferred stock at an annual rate of $1.00 per share. The warrants are redeemable by the Company at $0.05 per warrant under certain conditions. The terms of these warrants are identical to the Company's publicly-held warrants to purchase common stock. In 1995 the Company used the $2.8 million of net proceeds for inventory and accounts receivable financing and to acquire certain assets of Korex and Palm Springs.

            At December 31, 1998, 1997 and 1996, dividends in arrears on the 8% cumulative convertible preferred Series B stock were $1,006,575 ($80.53 per share), $906,575 ($72.53 per share) and $806,575 ($64.53 per share) respectively. Dividends on the Series C cumulative convertible preferred stock were declared and paid through December 31, 1996. No dividends were declared or paid for 1998 or 1997. At December 31, 1998 and 1997, dividends in arrears on the 10% cumulative convertible preferred Series C stock were $576,174 ($2.00 per share) and $296,000 ($1.00 per share). The Company has dedicated all available funds to support continuing operations of the Company until sufficient cash availability allows declaration and payment of dividends.

      (b)   Stock issued to officers

            The Company has a stock incentive plan for officers of the Company, under which up to 150,000 shares of the Company's stock may be granted annually. No stock was issued to officers under this plan in 1996, 1997 or 1998.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



      (c)   Stock Issued for Acquisitions

            In 1994 the Company acquired the outstanding common stock of Leisure Life, Inc. for 1,500,000 (post split 250,000) shares of its common stock to the owner of Leisure Life. During the periods 1995, 1996 and 1997 one half of the originally issued shares were returned to the Company due to unmet performance requirements.

      (d)   Warrants and Options

            A summary of activity related to warrants and options to purchase Company common stock is as follows:

                                            Warrants and     Price
                                            Options    (i)   Per  Share (i)
                                            ------------     ----------

            Balance, January 1, 1996           2,561,683     $ 2.04 - 6.00

            Exercised by Employees                (5,000)      2.40
            Issued to Directors                    1,668       3.75        (ii)
            Issued to Employees                  116,667       2.40       (iii)
            Issued for Acquisition               133,334       4.50 - 5.40 (iv)
            Expired                              (40,417)      4.80 - 6.00
                                               ----------
            Balance, December 31, 1996         2,767,935     $ 2.04 - 6.00

            Issued to Employees                    8,334       2.40         (v)
            Expired                              (27,500)      2.40 - 3.75
            Repriced options                  (2,151,313)      2.04 - 3.00 (vi)
            Repriced options                   2,151,313       1.08        (vi)

            Balance, December 31, 1997         2,748,769$      1.08 - 6.00

            Expired                             (122,287)      2.40 -4.125
            Issued to Directors                    1,668       1.50       (vii)
                                              -----------

            Balance, December 31, 1998         2,628,150     $ 1.08 - 6.00




      (i) All options were adjusted for the effect of a 1:6 reverse common stock split effective August 14, 1998.

      (ii)  Director stock options.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


      (iii) Employee stock options of which 42,917 were vested and 30,834 were canceled since issuance.


      (iv) Issued to former shareholders of Palm Springs Golf Company, Inc., a business acquired by the Company in October 1995.

      (v)   Employee stock options of which none were vested.

      (vi) All non-public, non-employee, non-board member options were repriced to $.18 market in November 1997.

      (vii) Director options  - 33% vested.



7.    MAJOR CUSTOMERS
      ---------------

      The Company operates in two lines of business, the manufacture and distribution of sports equipment and outdoor leisure furniture. The Company's customers are principally in the retail sales market. The Company performs ongoing credit evaluations of its customers' financial conditions and does not generally require collateral.


      Sales to customers which represent over 10% of the Company's net sales are as follows:

                                Year  ended   December 31,
                             ------------------------------
      Customer                  1998       1997      1996
      --------               -------      ------     ------
         A                       28%         30%        29%
         B                       26%         15%        14%
         C                         *         11%          *


                                      * Amounts are less than 10% of net sales.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



8.    BUSINESS SEGMENT REPORTING
      --------------------------

      The relative contributions to net sales, operating profit and identifiable assets of the Company's two industry segments for the years ended December 31, 1998 and 1997 are as follows (in thousands):

                                                     GOLF
                                               --------------------
                                                Mass      Specialty
       1998                         Furniture   Merchant  Golf Stores  Corporate  Consolidated
      ----------                    ---------   --------  -----------  ---------  -------------

      Sales                           $ 3,785    $17,916      $ 1,224          -        $22,925
      Operating profit/(loss)            (241)       863         (494)      (548)          (420)
      Assets                            2,673      8,564        1,846          -         13,083
      Depreciation/Amortization            92        229           60          -            381
      Capital Expenditures                175        144            -          -            319


                                                     GOLF
                                                -------------------
                                                Mass      Specialty
       1997                         Furniture   Merchant  Golf Stores  Corporate  Consolidated
      ----------                    ---------   --------  -----------  ---------  -------------
      Sales                           $ 4,358    $21,623      $ 4,349          -        $30,330
      Operating profit/(loss)            (186)       915       (2,090)      (731)        (2,092)
      Assets                            2,456     10,914        3,244          -         16,614
      Depreciation/Amortization            80        215           63          -            358
      Capital Expenditures                136        103           11          -            250



9 .   SPALDING AND GARY PLAYER LICENSE AGREEMENTS
      -------------------------------------------

      Ajay has operated since 1983 under a license from Spalding Sports Worldwide to utilize the Spalding trademark in conjunction with the sale and distribution of golf bags, golf gloves, hand pulled golf carts and certain other golf accessories in the United States. On March 8, 1999, the Company announced a limited extension of its existing agreement to provide a phaseout period of up to 18 months for its Spalding labeled products. The Company will pay Spalding $240,000 during the phase out period. The most recent Spalding agreement previously contained a minimum annual royalty of $550,000 plus 2% advertising of which 1% was paid direct. On March 8, 1999 the Company entered into a new license agreement with Gary Player Group, Inc. The Company will work toward developing the Gary Player brand for marketing its products. The new Gary Player agreement has a 5-year term and covers golf bags, gloves, carts and certain other golf accessories sold into the U. S. market. The newly executed Gary Player agreement requires an annual $25,000 rights fee and a minimum annual royalty of $5,000 for the sixteen months commencing on March 8, 1999 through June 30, 2000 and increases annually by $5,000 for each of the remaining 4 years of the contract. (See Note 14).

      Earned royalty expense due Spalding was $448,000, $553,000 and $480,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued




10.   LEASES
      ------

      Future aggregate minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows ($000):


                  1999                       $     613
                  2000                             581
                  2001                             372
                  2002                             176
                  2003                             170
                  2004 and thereafter                0
                                             ---------
                                             $   1,912
                                             =========

      Total rental expense ($000) under operating leases (net of sublease rental income from an affiliate of $0, $0 and $8, respectively) was $605, $701 and $618 for the years ended December 31, 1998, 1997 and 1996, respectively.

11.   NET  (LOSS) PER COMMON SHARE
      ----------------------------

      Earnings or loss per share has been computed by dividing net income or loss, after reduction for preferred stock dividends in 1998 ($380,000), 1997 ($396,000), and 1996 ($401,000) by the weighted average number of common shares outstanding. No exercise of outstanding warrants was assumed in 1998, 1997 or 1996, since any exercise of warrants would be antidilutive.

      SFAS No. 128, "Earnings Per Share", became effective for fiscal years ending after December 15, 1997. This statement replaces the presentation of primary earnings per share ("EPS") with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires reconciliation of the numerator and denominator of the basic EPS computations to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared the earnings of the entity. Diluted EPS is computed similar to fully diluted EPS. SFAS No. 128 requires restatement of all EPS data that was presented in previously filed reports. Earnings per share for 1996 has not changed under SFAS No. 128 since the warrants outstanding are anti-dilutive.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued




12.   SUPPLEMENTAL CASH FLOW INFORMATION
      ----------------------------------

      Cash paid for interest was $1,209,693, $776,077 and $1,098,819 for the years ended December 31, 1998, 1997 and 1996, respectively.

      Non cash financing and investing transactions were as follows:

            In exchange for acquiring in 1994 all of the common stock of Leisure Life, Inc. the Company issued 1,500,000 (post split 250,000) shares of its common stock to the owner of Leisure Life. During the periods 1995, 1996 and 1997 one half of the originally issued shares were returned to the Company due to unmet performance requirements.

            During 1996 ,17,620 preferred stock shares were converted into 42,716 shares of common stock.

            In 1996 an employee exercised options to acquire 5,000 common shares.

            In 1997 there were no stock transactions.

            During 1998 preferred stock in the quantity of 31,993 shares were converted into 77,558 shares of common stock.

            During  1998   long-term  debt  of  $5,000,000  was  converted  into
            6,000,000 shares of Series D preferred stock.

            The Company added new leases during 1998 and 1997 which represent asset values respectively, if purchased, of approximately $103,000 and $57,000 and result in annual lease payments of $27,000 and $18,732 with terms expiring up to the year 2003.


13.   COMMITMENTS  AND  CONTINGENCIES
      -------------------------------

            The Company is subject to certain claims in the normal course of business which management intends to vigorously contest. The outcomes of these claims are not expected to have a material adverse affect on the Company's consolidated financial position or results of operations. (See also notes 4 and 9).

                       AJAY SPORTS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued




14.   SUBSEQUENT  EVENTS
      ------------------

      a.    Spalding and Gary Player License Agreements
            -------------------------------------------

            Ajay has operated since 1983 under a license from Spalding Sports Worldwide to utilize the Spalding trademark in conjunction with the sale and distribution of golf bags, golf gloves, hand pulled golf carts and certain other golf accessories in the United States. On March 8, 1999, the Company announced a limited extension of its existing agreement to provide a phaseout period of up to 18 months for its Spalding labeled products. The Company will pay Spalding $240,000 during the phase out period. The most recent Spalding agreement previously contained a minimum annual royalty of $550,000 plus 2% advertising of which 1% was paid direct.

            On March 8, 1999, the Company entered into a new license agreement with Gary Player Group, Inc. The Company will work toward developing the Gary Player brand for marketing its products. The new Gary Player agreement has a 5-year term and covers golf bags, gloves, carts and certain other golf accessories sold into the U. S. Market. The newly executed Gary Player agreement requires an annual $25,000 rights fee and a minimum annual royalty of $5,000 for the sixteen months commencing on March 8, 1999 through June 30, 2000 and increases annually by $5,000 for each of the remaining 4 years of the contract.

                                                                  Schedule II


                       AJAY SPORTS, INC. AND SUBSIDIARIES
                        Valuation and Qualifying Accounts
                  Years ended December 31, 1998, 1997, and 1996
                             (Amounts in Thousands)




                                                                      Balance
                            Beginning   Charged to   Deducted from    at end
                            Balance     expense      Reserve          of period
                            ---------   ----------   -------------    ---------

Reserve for Product Warranty:

   Year ended:

     December 31, 1998          $152        $  70            $119  (1)    $103
     December 31, 1997            85          309             242          152
     December 31, 1996           136          203             254           85


Reserve for Doubtful Receivables:

   Year ended:

     December 31, 1998          $243        $  50            $198  (2)    $ 95
     December 31, 1997           140          355             252          243
     December 31, 1996           287           91             238          140


Reserve for Inventory Obsolescence:

   Year ended:

     December 31, 1998          $425        $292             $417         $300
     December 31, 1997           491         398              464          425
     December 31, 1996           384         498              391          491



Notes:
------

(1)  Represents amounts paid for product warranty claims.

(2)  Represents amounts charged off as uncollectible.